SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 1)1
Jazz Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
472147 10 7
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR JP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		10,504,338 shares (including warrants to purchase 597,837 shares)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,504,338 shares (including warrants to purchase 597,837 shares)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,504,338 shares (including warrants to purchase 597,837 shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.8%

12	TYPE OF REPORTING PERSON

OO

Page 2 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR Millennium Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,504,338 shares (including warrants to purchase 597,837 shares)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

10,504,338 shares (including warrants to purchase 597,837 shares)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,504,338 shares (including warrants to purchase 597,837 shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.8%

12	TYPE OF REPORTING PERSON

PN

Page 3 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR Associates Millennium L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,504,338 shares (including warrants to purchase 597,837 shares)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

10,504,338 shares (including warrants to purchase 597,837 shares)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,504,338 shares (including warrants to purchase 597,837 shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.8%

12	TYPE OF REPORTING PERSON

PN

Page 4 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR Millennium GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,504,338 shares (including warrants to purchase 597,837 shares)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

10,504,338 shares (including warrants to purchase 597,837 shares)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,504,338 shares (including warrants to purchase 597,837 shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.8%

12	TYPE OF REPORTING PERSON

OO

Page 5 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR JP III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		36,445 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,445 shares

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,445 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON

OO

Page 6 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,445 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

36,445 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,445 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON

PN

Page 7 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,445 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

36,445 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,445 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON

OO

Page 8 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR Financial Holdings III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		Warrants to purchase 70,156 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Warrants to purchase 70,156 shares

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrants to purchase 70,156 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON

OO

Page 9 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Warrants to purchase 70,156 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

Warrants to purchase 70,156 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrants to purchase 70,156 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON

OO

Page 10 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR Financial Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Warrants to purchase 70,156 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

Warrants to purchase 70,156 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrants to purchase 70,156 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON

OO

Page 11 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Kohlberg Kravis Roberts & Co. (Fixed Income) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Warrants to purchase 70,156 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

Warrants to purchase 70,156 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrants to purchase 70,156 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON

OO

Page 12 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Kohlberg Kravis Roberts & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Warrants to purchase 70,156 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

Warrants to purchase 70,156 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrants to purchase 70,156 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON

PN

Page 13 of 24 pages.

CUSIP No.	472147 10 7	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Warrants to purchase 70,156 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

Warrants to purchase 70,156 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrants to purchase 70,156 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON

OO

Page 14 of 24 pages.

Item 1.
(a)	Name of Issuer:

Jazz Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
3180 Porter Drive
Palo Alto, CA 94304
Item 2.
(a)	Name of Persons Filing:

KKR JP LLC
KKR Millennium Fund L.P.
KKR Associates Millennium L.P.
KKR Millennium GP LLC
KKR JP III LLC
KKR Partners III, L.P.
KKR III GP LLC
KKR Financial Holdings III, LLC
KKR Financial Holdings LLC
KKR Financial Advisors LLC
Kohlberg Kravis Roberts & Co. (Fixed Income) LLC
Kohlberg Kravis Roberts & Co. L.P.
KKR & Co. LLC

(b)	Address of Principal Business Office:
               The address of the Principal Business Office of KKR JP LLC, KKR Millennium Fund L.P., KKR Associates Millennium L.P., KKR Millennium GP LLC, KKR JP III LLC, KKR Partners III, L.P., KKR III GP LLC, Kohlberg Kravis Roberts & Co. L.P. and KKR & Co. LLC is:
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street
New York, NY 10019
               The address of the Principal Business Office of KKR Financial Holdings III, LLC, KKR Financial Holdings LLC, KKR Financial Advisors LLC and Kohlberg Kravis Roberts & Co. (Fixed Income) LLC is:
555 California Street, 50th Floor
San Francisco, CA 94104
(c)	Citizenship:

See Item 4 of each cover page.

Page 15 of 24 pages.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:
472147 10 7
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
          Not applicable.
Item 4. Ownership.
     (a) Amount Beneficially Owned:
     KKR JP LLC (“KKR JP”) directly holds 9,906,501 shares of common stock of the Issuer, and warrants to purchase 597,837 shares of common stock of the Issuer. KKR Millennium Fund L.P. (“KKR Millennium Fund”) owns all of the outstanding equity interests of KKR JP, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the securities owned of record by KKR JP. KKR Associates Millennium L.P. (“KKR Associates Millennium”) is the sole general partner of KKR Millennium Fund, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities beneficially owned by KKR Millennium Fund. KKR Millennium GP LLC (“KKR Millennium GP”) is the sole general partner of KKR Associates Millennium, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities beneficially owned by KKR Associates Millennium.
     KKR JP III LLC (“KKR JP III”) directly holds 36,445 shares of common stock of the Issuer. KKR Partners III, L.P. (“KKR Partners III”) owns all of the outstanding equity interests of KKR JP III, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the securities owned of record by KKR JP III. KKR III GP LLC (“KKR III GP”) is the sole general partner of KKR Partners III, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities beneficially owned by KKR Partners III.
     KKR Millennium GP LLC is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Michael M. Calbert,

Page 16 of 24 pages.

Scott C. Nuttall and William J. Janetschek. Each of such individuals may be deemed to share the power to direct the voting and disposition of, and to share beneficial ownership of, any shares beneficially owned by KKR Millennium GP LLC, but disclaims beneficial ownership of such shares.
     KKR III GP LLC is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are the individuals named in the preceding paragraph and other executives of Kohlberg Kravis Roberts & Co. L.P. Messrs. Kravis and Roberts may be deemed to share the power to direct the voting and disposition of, and to share beneficial ownership of, any shares beneficially owned by KKR III GP LLC, but disclaim beneficial ownership of such shares. The other members of KKR III GP LLC disclaim beneficial ownership of any shares beneficially owned by KKR III GP LLC.
     KKR Financial Holdings III, LLC (“KKR Financial Holdings III”) directly holds warrants to purchase 70,156 shares of common stock of the Issuer. KKR Financial Holdings LLC (“KKR Financial Holdings”) owns all of the outstanding equity interests of KKR Financial Holdings III, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the securities owned of record by KKR Financial Holdings III. KKR Financial Advisors LLC (“KKR Financial Advisors”) is the manager of KKR Financial Holdings, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities beneficially owned by KKR Financial Holdings. Kohlberg Kravis Roberts & Co. (Fixed Income) LLC (“Kohlberg Kravis Roberts & Co. (Fixed Income)”) is the sole member of KKR Financial Advisors, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities beneficially owned by KKR Financial Advisors. Kohlberg Kravis Roberts & Co. L.P. (“Kohlberg Kravis Roberts & Co.”) owns a majority of the outstanding equity interests in Kohlberg Kravis Roberts & Co. (Fixed Income), and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities beneficially owned by Kohlberg Kravis Roberts & Co. (Fixed Income). KKR & Co. LLC (“KKR & Co.”) is the general partner of Kohlberg Kravis Roberts & Co., and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities beneficially owned by Kohlberg Kravis Roberts & Co.
     The investment committee of KKR Financial Advisors LLC reviews the investments held by KKR Financial Holdings LLC, and certain of its members are affiliated with KKR & Co. L.L.C. The members of KKR & Co. L.L.C. consist of the individuals named in this Item 4(a) and other executives of Kohlberg Kravis Roberts & Co. L.P. Messrs. Kravis and Roberts, as managing members of KKR & Co. L.L.C., may be deemed to share beneficial ownership of any shares beneficially owned by KKR & Co. L.L.C., but disclaim beneficial ownership of

Page 17 of 24 pages.

such shares. The other members of KKR & Co. L.L.C. disclaim beneficial ownership of any shares beneficially owned by KKR & Co. L.L.C.
     The persons named in Item 2(a) of this Schedule 13G may be deemed to be a group with respect to the securities of the Issuer which they hold directly or indirectly. Such persons disclaim such group membership.
     (b) Percent of Class:
          See Item 11 of each cover page.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote:
               See Item 5 of each cover page.
          (ii) Shared power to vote or direct the vote:
               See Item 6 of each cover page.
          (iii) Sole power to dispose or direct the disposition of:
               See Item 7 of each cover page.
          (iv) Shared power to dispose or direct the disposition of:
               See Item 8 of each cover page.
Item 5. Ownership of Five Percent or Less of a Class.
          Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          Not Applicable.
Item 8. Identification and Classification of Members of the Group.
          See Attachment A.

Page 18 of 24 pages.

Item 9. Notice of Dissolution of Group.
          Not Applicable.
Item 10. Certification.
          Not Applicable.

Page 19 of 24 pages.

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	KKR JP LLC, a Delaware limited liability company

/s/ William J. Janetschek By: William J. Janetschek, Its: Secretary

Dated: February 17, 2009	KKR Millennium Fund L.P., a Delaware limited partnership

By: KKR Associates Millennium L.P, Its: General Partner

By: KKR Millennium GP LLC
Its: General Partner

By: Its:	Henry Kravis Managing Member

/s/ William J. Janetschek By: William J. Janetschek, Its: Attorney-in-Fact

Dated: February 17, 2009	KKR Associates Millennium L.P., a Delaware limited partnership

By: KKR Millennium GP LLC Its: General Partner

By: Henry Kravis
Its: Managing Member

/s/ William J. Janetschek By: William J. Janetschek, Its: Attorney-in-Fact

Page 20 of 24 pages.

Dated: February 17, 2009	KKR Millennium GP LLC, a Delaware limited liability company

By: Henry Kravis Its: Managing Member

/s/ William J. Janetschek By: William J. Janetschek, Its: Attorney-in-Fact

Dated: February 17, 2009	KKR JP III LLC, a Delaware limited liability company

/s/ William J. Janetschek By: William J. Janetschek, Its: Secretary

Dated: February 17, 2009	KKR Partners III, L.P., a Delaware limited partnership

By: KKR III GP LLC Its: General Partner

By: Henry Kravis
Its: Managing Member

/s/ William J. Janetschek By: William J. Janetschek, Its: Attorney-in-Fact

Dated: February 17, 2009	KKR III GP LLC, a Delaware limited liability company

By: Henry Kravis Its: Managing Member

/s/ William J. Janetschek By: William J. Janetschek, Its: Attorney-in-Fact

Dated: February 17, 2009	KKR Financial Holdings III, LLC, a Delaware limited liability company

/s/ Andrew J. Sossen By: Andrew J. Sossen, Its: Authorized Signatory

Page 21 of 24 pages.

Dated: February 17, 2009	KKR Financial Holdings LLC, a Delaware limited liability company

/s/ Andrew J. Sossen By: Andrew J. Sossen, Its: General Counsel and Secretary

Dated: February 17, 2009	KKR Financial Advisors LLC, a Delaware limited liability company

/s/ Andrew J. Sossen

By: Andrew J. Sossen, Its: Authorized Signatory

Dated: February 17, 2009	Kohlberg Kravis Roberts & Co. (Fixed Income) LLC, a Delaware limited liability company

/s/ Andrew J. Sossen

By: Andrew J. Sossen, Its: Authorized Signatory

Dated: February 17, 2009	Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership

By: KKR & Co. LLC Its: General Partner

By: Henry Kravis
Its: Managing Member

/s/ William J. Janetschek By: William J. Janetschek, Its: Attorney-in-Fact

Dated: February 17, 2009	KKR & Co. LLC, a Delaware limited liability company

By: Henry Kravis Its: Managing Member

/s/ William J. Janetschek

By: William J. Janetschek, Its: Attorney-in-Fact

Page 22 of 24 pages.

ATTACHMENT A
     KKR JP LLC, KKR Millennium Fund L.P., KKR Associates Millennium L.P., KKR Millennium GP LLC, KKR JP III LLC, KKR Partners III, L.P., KKR III GP LLC, KKR Financial Holdings III, LLC, KKR Financial Holdings LLC, KKR Financial Advisors LLC, Kohlberg Kravis Roberts & Co. (Fixed Income) LLC, Kohlberg Kravis Roberts & Co. L.P. and KKR & Co. LLC, may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the Issuer. Such persons disclaim such group membership. The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, a Reporting Person is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person.

Page 23 of 24 pages.

EXHIBIT INDEX

Exhibit 1 -	Joint Filing Agreement dated as of February 12, 2008 (incorporated by reference to Schedule 13G filed February 13, 2008)

Exhibit 2 -	Power of Attorney dated as of July 31, 2005 (incorporated by reference to Schedule 13G filed February 13, 2008)

Page 24 of 24 pages.